UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at March 1, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 1, 2005

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY APPOINTS PEBBLE FEASIBILITY STUDY DIRECTOR

March 1, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Hunter Dickinson Inc. ("HDI") and Northern Dynasty Minerals Ltd. ("Northern Dynasty") (TSX Venture: NDM; AMEX: NAK), is pleased to announce the appointment of Stephen Hodgson, P.Eng, as Vice President of Engineering for HDI and Feasibility Study Director for Northern Dynasty's Pebble Project, effective March 15, 2005.

Mr. Hodgson has more than 28 years of experience in mine operations, mine development, and project engineering, most recently, as the Technical Director, Mining and Study Manager for AMEC Americas Limited. His past experience includes senior positions with internationally recognized engineering firms including MRDI Canada as President, H.A. Simons Ltd. as Manager of Mining for Simons Mining Group, and Cominco Engineering Services Ltd. as Principal Mining Engineer.

His background includes a focus on copper-gold projects. He was the Feasibility Study Manager and Qualified Person for Ivanhoe's Oyu Tolgoi project in Mongolia. He was also Mining Lead for Teck's copper/gold porphyry Petaquilla project in Panama and for Battle Mountain's Phoenix project in Nevada. His experience also includes various gold developments - he has led study teams for projects such as Patricia Mining's Island Zone in Ontario and NovaGold's Donlin Creek in Alaska.

As Vice President of Engineering, Mr. Hodgson will be involved in evaluating, managing and coordinating detailed engineering studies for advanced stage mineral development projects for the companies within the HDI group. His first assignment will be as Feasibility Study Director with Northern Dynasty, where he will join the Pebble Project Team to manage the completion of a Feasibility Study for the large scale Pebble gold-copper-molybdenum project in Alaska. Mr. Hodgson will join the existing Pebble Project executive team comprised of Robert Dickinson (Geology and Resources), Brian Mountford (Project Infrastructure and Road, Power and Port Engineering) and Bruce Jenkins (Environment, Socioeconomic, Government and Community Relations and Permitting), whose objective is to advance development of the Pebble Project in a rigorous and timely manner.

Mr. Hodgson is a registered Professional Engineer (BC) who holds a Bachelor of Science in Mineral Engineering (Mining) from the University of Alberta. He sits on the advisory committee of the British Columbia Institute of Technology's Mining Technology Program and is a member of several industry associations: Canadian Institute of Mining, Metallurgy, and Petroleum; Prospectors and Developers Association of Canada; and American Institute of Mining, Metallurgical, and Petroleum Engineers. Mr. Hodgson's wealth of experience and expertise will greatly assist the Hunter Dickinson group of companies.

For further details on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No exchange or regulatory authority has approved or disapproved the information contained in this news release.